HOTH THERAPEUTICS, INC.

1 Rockefeller Plaza, Suite 1039

New York, New York 10020

February 1, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Effie Simpson
Doug Jones
Julie Griffith
Susan Block

Re:	Hoth Therapeutics, Inc.
Amendments Nos. 1 and 2 to
Registration Statement on Form S-1
Filed December 14, 2018 and January 11, 2019
File No. 333-227772

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Hoth Therapeutics, Inc., a Nevada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 1, 2019 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Form S-1/A filed 1/11/2019

Description of Capital Stock, page 80

1.                  We note that your bylaws contain an exclusive forum provision. Please disclose this provision here, as well as provide risk factor disclosure about the exclusive forum provision.

Response:

The Company has included a description of the exclusive forum provision in the Description of Capital Stock section of the Registration Statement and has included a risk factor with respect to the same in the Registration Statement.

2.                  We note that your forum selection provision identifies the Eighth Judicial District Court of Clark County, Nevada as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies solely to state law claims. If it does not apply to solely state law claims, then please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response:

The Company has revised the disclosure in the Registration Statement to indicate that notwithstanding the exclusive forum selection provision contained in the Company’s Bylaws, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Underwriting

Conflict of Interest, page 89

3.                  From your disclosure here, it appears that Benchmark is also an underwriter. If so, please include Benchmark on the prospectus cover page, and list under "Underwriters" on this page, or advise.

Response:

The Company has revised the disclosure in the Registration Statement to indicate that Benchmark will be solely acting in the capacity of a “qualified independent underwriter” within the meaning of Rule 5121 of FINRA and will not be participating in the distribution or sale of the securities or acting as an underwriter in connection with the offering.

Sincerely,

Hoth Therapeutics, Inc.

\s\ Robb Knie

By: Robb Knie

Title: Chief Executive Officer